                                                                    Exhibit 99.1

The amount reported includes an aggregate of 31,818,750 shares of common stock
(the "Common Stock") of Huntsman Corporation (the "Issuer"), issuable upon conversion of an aggregate of $250,000,000 of the Issuer's 7% convertible Senior
Notes due 2018 (the "Notes"), which are held of record by the following Filing
Persons and in the following amounts (including by the number of shares of
Common Stock into which the face amounts are convertible): (i) Apollo Investment
Fund VI, L.P., a Delaware limited partnership ("AIF VI"), $131,070,495
(16,681,997 shares); (ii) Apollo Overseas Partners (Delaware 892) VI, L.P., a
Delaware limited partnership ("Overseas 892"), $36,645,625 (4,664,072 shares);
(iii) Apollo Overseas Partners VI, L.P., a Cayman Islands exempted limited partnership ("Overseas VI"), $35,766,558 (4,552,189 shares); (iv) Apollo
Overseas Partners (Delaware) VI, L.P., a Delaware limited partnership ("Overseas
Delaware"), $14,814,264 (1,885,485 shares); (v) Apollo Overseas Partners
(Germany) VI, L.P., a Cayman Islands exempted limited partnership ("Overseas
Germany," and together with AIF VI, Overseas 892, Overseas VI and Overseas
Delaware, the "Apollo VI Funds"), $453,058 (57,663 shares); AAA Guarantor -
Co-Invest VI, L.P., a Guernsey limited partnership ("Co-Invest VI"), $31,250,000
(3,977,344 shares) (the foregoing entities collectively, the "Record Holders").
The Notes are convertible at any time at the holder's option at an initial conversion rate of 127.275 shares of the Common Stock, per $1,000 principal amount of Notes converted, which is equal to a conversion price of approximately
$7.857 per share, subject to specified anti-dilution adjustments. Interest is payable either in cash or, at the Issuer's option, in shares of Common Stock having a market value at that time equal to the interest payment. Capitalized terms used but not defined have the meaning provided in Exhibit 99.2.

Management VI is the manager of each of the Apollo VI Funds. AIF VI Management is the general partner of Management VI. Apollo Management is the sole member and manager of AIF VI Management, and Management GP is the general partner of
Apollo Management. Advisors VI is the general partner or managing general partner of each of the Apollo VI Funds. ACM VI is the general partner of Advisor
VI. Principal I is the sole member and manager of ACM VI, and Holdings I is the general partner of Principal I. AAA MIP is the general partner of Co-Invest VI.
Alternative Assets is the investment manager and day-to-day operations manager of AAA MIP. Intl Management is the managing general partner of Alternative
Assets, and International GP is the general partner of Intl Management.
Management Holdings is the sole member and manager of International GP and of
Management GP. Management Holdings GP is the general partner of Management
Holdings. Messrs. Joshua J. Harris, Leon D. Black and Marc Rowan act as
executive officers and managers of Holdings I and Management Holdings GP. Each of the Filing Persons and Messrs. Harris, Black, and Rowan disclaims beneficial ownership of the shares of Common Stock included in the amount reported herein, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of
Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. The business address of each of Messrs. Harris, Black and Rowan is c/o
Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.